EXHIBIT 99.4

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Total System

Services, Inc.

for the three and six months ended June 30, 2019 and 2018

This management’s discussion and analysis provides a review of the results of operations, financial condition and liquidity and capital resources of Total System Services, Inc. (“TSYS,” “we,” “us,” “our” or the “Company” refer to Total System Services, Inc. and its consolidated subsidiaries and “management” refers to the management of TSYS) and outlines the factors that affected recent results, as well as factors that may affect future results. TSYS’ actual results in the future may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Information related to certain material risks related to Total System Services, Inc.’s business, operations and financial condition” included in Exhibit 99.6 to this Current Report on Form 8-K. The following discussion should be read in conjunction with TSYS’ unaudited consolidated financial statements and related notes appearing in Exhibit 99.2 to this Current Report on Form 8-K, as well as management’s discussion and analysis and consolidated financial statements for the year ended December 31, 2018 included in Exhibits 99.3 and 99.1, respectively, to this Current Report on Form 8-K.

TSYS’ revenues are derived from providing payment processing services, merchant services and related payment services to financial and nonfinancial institutions, generally under long-term processing contracts. The Company also derives revenues by providing general-purpose reloadable (“GPR”) prepaid debit and payroll cards, demand deposit accounts and other financial service solutions to the underbanked and other consumers and businesses. The Company’s services are provided through three operating segments: Issuer Solutions, Merchant Solutions and Consumer Solutions.

Through the Company’s Issuer Solutions segment, TSYS processes information through its cardholder systems to financial and nonfinancial institutions throughout the United States and internationally. The Company’s Merchant Solutions segment provides merchant services to merchant acquirers and merchants mainly in the United States. The Company’s Consumer Solutions segment provides financial service solutions to consumers and businesses in the United States.

For a detailed discussion regarding the Company’s operations, see Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Exhibit 99.3 to this Current Report on Form 8-K.

Pending Merger with Global Payments Inc.

On May 27, 2019, TSYS entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Global Payments Inc., a Georgia corporation (“Global Payments”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, TSYS will merge with and into Global Payments (the “Merger”), with Global Payments as the surviving entity in the Merger. Refer to Note 1 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K for further discussion.

Management’s discussion and analysis contains items prepared in conformity with GAAP, as well as non-GAAP measures. For detailed information and reconciliations to GAAP, refer to the discussion under the caption Non-GAAP Measures.

A summary of the financial highlights for 2019, as compared to 2018, is provided below:

	Three months ended			Six months ended
	June 30,			June 30,
(in thousands, except per share data)	2019	2018	Percent Change	2019	2018	Percent Change
Total revenues	$1,035,485	1,007,580	2.8%	$2,070,016	1,994,750	3.8%
Net revenue[1]	$979,920	956,548	2.4	$1,960,189	1,892,045	3.6
Operating income	$219,087	208,698	5.0	$442,357	396,969	11.4
Net income attributable to TSYS common shareholders	$162,760	142,435	14.3	$324,367	284,276	14.1
Basic earnings per share (EPS) attributable to TSYS common shareholders[2]	$0.92	0.78	17.7	$1.83	1.56	16.9
Diluted EPS attributable to TSYS common shareholders[2]	$0.91	0.78	17.5	$1.81	1.55	16.8
Adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)[3]	$368,939	345,021	6.9	$726,226	675,943	7.4
Adjusted earnings[4]	$226,686	203,796	11.2	$442,132	411,383	7.5
Adjusted diluted EPS[5]	$1.27	1.11	14.4	$2.47	2.24	10.0
Cash flows from operating activities				$395,430	470,593	(16.0)
Free cash flow[6]				$278,560	382,835	(27.2)

Refer to the reconciliation of GAAP to non-GAAP measures later in Item 2.

[1]	Net revenue is defined as total revenues less reimbursable items (such as postage) that are recorded by TSYS as expense.
[2]

Under GAAP, entities that have participating securities must compute basic EPS using the two-class method and compute diluted EPS using the more dilutive approach of either the two-class method or the treasury stock method. Refer to Note 9 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K for more information on EPS.

[3]

Adjusted EBITDA is defined as net income excluding equity in income of equity investments, nonoperating income/(expense), income taxes, depreciation, amortization, share-based compensation expenses and other items.

[4]	Adjusted earnings is net income excluding noncontrolling interests, the after-tax impact of share-based compensation expenses, amortization of acquisition intangibles and other items.
[5]	Adjusted diluted EPS is defined as adjusted earnings divided by weighted average shares outstanding used for diluted EPS calculations.
[6]	Free cash flow is defined as net cash provided by operating activities less capital expenditures.

Financial Review

This Financial Review provides a discussion of critical accounting policies and estimates, related party transactions and off-balance sheet arrangements. This Financial Review also discusses the results of operations, financial position, liquidity and capital resources of TSYS and outlines the factors that have affected its recent earnings, as well as those factors that may affect its future earnings. For a detailed discussion regarding these topics, refer to the Notes to Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Exhibit 99.3 to this Current Report on Form 8-K.

Critical Accounting Policies and Estimates

Refer to Note 1 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K for more information on changes to the Company’s critical accounting policies, estimates and assumptions on the judgments affecting the application of those estimates and assumptions in 2019. TSYS has updated its lease policies in conjunction with the adoption of Accounting Standards Update No. 2016-02, Leases (Topic 842) (“ASC 842”) as further described in Notes 1 and 4 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K. The most significant impact of adopting ASC 842 in 2019 is primarily the addition of operating lease right-of-use assets and corresponding liabilities to the Consolidated Balance Sheet.

Off-Balance Sheet Arrangements

Operating Leases

As a method of funding its operations, TSYS employs noncancelable operating leases for computer equipment and facilities. These leases allow the Company to provide the latest technology while avoiding the risk of ownership. Neither the assets nor obligations related to these leases are included on the Consolidated Balance Sheets as of December 31, 2018. With the adoption of ASC 842, operating lease right-of-use assets and operating lease liabilities were recognized on the Consolidated Balance Sheet as of January 1, 2019.

Contractual Obligations

The Company has long-term obligations which consist of required minimum future payments under contracts with certain of our distributors and other service providers.

Recent Accounting Pronouncements

For a discussion of recent accounting pronouncements, refer to Note 1 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K.

Results of Operations

Revenues

The Company generates revenues by providing transaction processing and other payment-related services. The Company’s pricing for transactions and services is complex. Each category of revenue has numerous fee components depending on the types of transactions processed or services provided. TSYS reviews its pricing and implements pricing changes on an ongoing basis. In addition, standard pricing varies among its regional businesses, and such pricing can be customized further for its clients through tiered pricing of various thresholds for volume activity. TSYS’ revenues are based upon transactional information accumulated by its systems. The Company’s revenues are impacted by currency translation of foreign operations, as well as doing business in the current economic environment.

Total revenues increased 2.8% and 3.8%, for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. Revenues for the three and six months ended June 30, 2019 also included decreases of $6.8 million and $15.1 million, respectively, related to the effects of currency translation of the Company’s foreign-based subsidiaries and branches.

The Company reviews revenue performance on a net revenue basis which is a non-GAAP measure. Net revenue is defined as total revenues less reimbursable items that are recorded by TSYS as expense. The Company has included reimbursements received for out-of-pocket expenses as revenues and expenses. The largest reimbursable expense items for which TSYS is reimbursed by clients are postage fees. The Company’s reimbursable items are primarily impacted by changes in postal rates and changes in the volumes of mailing activities by its clients. Reimbursable items for the three and six months ended June 30, 2019 were $55.6 million and $109.8 million, increases of 8.9% and 6.9%, respectively, compared to the same periods last year, primarily due to an increase in postal rates.

Net revenue increased $23.4 million and $68.1 million, or 2.4% and 3.6% during the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. The increase in net revenue for the three and six months ended June 30, 2019, as compared to the same periods in 2018, is primarily the result of organic growth, partially offset by decreases of $6.4 million and $14.1 million, respectively, associated with currency translation.

Major Customers

For a discussion regarding the Company’s major customers, refer to Note 11 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K and see Management’s Discussion and Analysis of Financial Condition and Results of Operations, which is included in Exhibit 99.3 to this Current Report on Form 8-K.

The Company works to maintain a large and diverse customer base across various industries. For the three and six months ended June 30, 2019, the Company did not have a major customer on a consolidated basis. However, a significant amount of the Company’s revenues are derived from long-term contracts with large clients. TSYS derives revenues from providing various processing and other services to these clients, including processing of consumer and commercial accounts, as well as revenues for reimbursable items. The loss of one of the Company’s large clients could have a material adverse effect on the Company’s financial position, results of operations and cash flows.

Operating Segments

TSYS’ services are provided through three operating segments: Issuer Solutions, Merchant Solutions and Consumer Solutions. Refer to Note 11 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K for more information on the Company’s operating segments.

Issuer Solutions

The Company’s Issuer Solutions segment has many long-term customer contracts with card issuers providing account processing and output services for printing and embossing items. These contracts generally require advance notice prior to the end of the contract if a client chooses not to renew. Additionally, some contracts may permit early termination upon the occurrence of certain events such as a change in control. The termination fees paid upon the occurrence of such events are designed primarily to cover balance sheet exposure related to items such as contract assets and contract cost assets associated with the contract and, in some cases, may cover a portion of lost future revenue and profit. Although these contracts may be terminated upon certain occurrences, the contracts provide the segment with a steady revenue stream since a vast majority of the contracts are honored through the contracted expiration date.

These services are provided throughout the period of each account’s use, starting from a card-issuing client processing an application for a card. Services may include processing the card application, initiating service for the cardholder, processing each card transaction for the issuing retailer or financial institution and accumulating the account’s transactions. Fraud management services monitor the unauthorized use of accounts which have been reported to be lost, stolen, or which exceed credit limits. Fraud detection systems help identify fraudulent transactions by monitoring each accountholder’s purchasing patterns and flagging unusual purchases. Other services provided include customized communications to cardholders, information verification associated with granting credit, debt collection and customer service.

TSYS’ revenues in its Issuer Solutions segment are primarily derived from electronic payment processing. There are certain basic core services directly tied to accounts on file (“AOF”) and transactions. These are provided to all of TSYS’ processing clients. The core services begin with AOF.

The core services include housing AOF, authorizing transactions (authorizations), accumulating monthly transactional activity (transactions) and providing a monthly statement (statement generation). From these core services, TSYS’ clients also have the option to use fraud and portfolio management services which are based on authorizations processed and AOF, respectively. Collectively, these services are considered volume-based revenues.

Below is a summary of AOF for the Company’s Issuer Solutions segment:

(in millions)	As of June 30,
AOF	2019	2018	Percent Change
Consumer	532.2	493.8	7.8%
Commercial	61.6	56.8	8.4
Other	45.1	38.3	18.0

Traditional AOF[1]	638.9	588.9	8.5
Prepaid/Stored Value[2]	8.4	37.0	(77.2)
Commercial Card Single-Use[3]	121.7	106.0	14.8
Government Services[4]	—	97.4	(100.0)

Total AOF	769.0	829.3	(7.3)

[1]

Traditional accounts include consumer, retail, commercial, debit and other accounts. These accounts are grouped together due to the tendency to have more transactional activity than prepaid, single-use accounts and government services.

[2]

Prepaid does not include Consumer Solutions accounts. These accounts tend to have less transactional activity than the traditional accounts. Prepaid and stored value cards are issued by firms through retail establishments to be purchased by consumers to be used at a later date. These accounts tend to be the least active of all accounts on file.

[3]	Commercial card single-use accounts are one-time use accounts issued by firms to book lodging and other travel related expenses.
[4]	Government services accounts are disbursements of student loan accounts issued by the Department of Education, which have minimal activity. This portfolio of AOF had deconverted by December 31, 2018.

Non-volume related revenues include processing fees which are not directly associated with AOF and transactional activity, such as certain value added products and services, custom programming and certain other services, which are only offered to TSYS’ processing clients.

Additionally, certain clients license the Company’s processing systems and process in-house. Since the accounts are processed outside of TSYS for licensing arrangements, the AOF and other volumes are not available to TSYS. Thus, volumes reported by TSYS do not include volumes associated with licensing.

Output and managed services include offerings such as card production, statement production, correspondence and call center support services.

The Issuer Solutions segment provides payment processing and related services to clients based in the United States and internationally. Growth in revenues and operating profit in this segment is derived from retaining and growing the core business and improving the overall cost structure. Growing the core business comes primarily from an increase in account usage, growth from existing clients and sales to new clients and the related account conversions. This segment has one major customer for the three and six months ended June 30, 2019.

Below is a summary of the Issuer Solutions segment:

	Three months ended			Six months ended
	June 30,			June 30,
(in thousands, except key indicators)	2019	2018	Percent Change	2019	2018	Percent Change
Volume-based revenues	$215,945	208,872	3.4%	$431,369	414,496	4.1%

Non-volume related revenues:
Processing fees	76,131	82,349	(7.6)	150,996	162,190	(6.9)
Value-added, custom programming, licensing and other	71,072	67,227	5.7	142,620	143,283	(0.5)
Output and managed services	69,297	62,567	10.8	140,934	124,620	13.1

Total non-volume related revenues	216,500	212,143	2.1	434,550	430,093	1.0

Net revenue[1]	$432,445	421,015	2.7	$865,919	844,589	2.5

Adjusted segment EBITDA[2]	$209,845	195,275	7.5	$414,779	391,040	6.1

Adjusted segment EBITDA margin[3]	48.5%	46.4%		47.9%	46.3%

Key indicators (in millions):
AOF				769.0	829.3	(7.3)
Traditional AOF				638.9	588.9	8.5
Transactions	6,645.4	6,050.0	9.8	12,594.2	11,598.0	8.6

[1]	Net revenue is defined as total revenues less reimbursable items (such as postage) that are recorded by TSYS as expense.
[2]	Adjusted segment EBITDA excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
[3]	Adjusted segment EBITDA margin is adjusted segment EBITDA divided by net revenue.

For the three and six months ended June 30, 2019, approximately 49.9% and 49.8%, respectively, of net revenue was driven by the volume of AOF and transactions processed and approximately 50.1% and 50.2%, respectively, was derived from non-volume based revenues.

The increase in net revenue for the three and six months ended June 30, 2019, as compared to the same periods in 2018, was driven by organic growth.

Movements in foreign currency exchange rates as compared to the U.S. dollar can result in foreign denominated financial statements being translated into more or fewer U.S. dollars, which impacts the comparison to prior periods when the U.S. dollar was stronger or weaker.

Net revenue for the three and six months ended June 30, 2019, as compared to the same periods in 2018, included decreases of $6.4 million and $14.3 million, respectively, associated with currency translation.

Merchant Solutions

The Merchant Solutions segment provides merchant processing and related services to clients based primarily in the United States. Merchant Solutions revenues are derived from providing processing services, acquiring solutions, related systems and support services to merchant acquirers and merchants. Revenues from merchant services include processing all payment forms including credit, debit, prepaid, electronic benefit transfer and electronic check for merchants of all sizes across a wide array of market verticals. Merchant Solutions include authorization and capture of transactions; clearing and settlement of transactions; information reporting services related to transactions; and merchant billing services. This segment has no major customers for the three and six months ended June 30, 2019.

The Merchant Solutions segment’s results are driven by dollar sales volume and the authorization and capture transactions processed at the point-of-sale (“POS”). This segment’s authorization and capture transactions are primarily through Internet connectivity.

Below is a summary of the Merchant Solutions segment:

	Three months ended			Six months ended
	June 30,			June 30,
(in thousands, except key indicators)	2019	2018	Percent Change	2019	2018	Percent Change
Net revenue[1]	$364,210	346,389	5.1%	$707,166	663,792	6.5%

Adjusted segment EBITDA[2]	$138,366	133,418	3.7	$267,201	252,358	5.9

Adjusted segment EBITDA margin[3]	38.0%	38.5%		37.8%	38.0%

Key indicators:
Dollar sales volume (in millions)	$43,890.0	40,362.1	8.7	$84,131.6	77,628.8	8.4
POS transactions (in millions)	1,700.3	1,498.5	13.5	3,224.7	2,838.0	13.6
Net revenue per POS transaction	$0.214	0.231	(7.3)	$0.219	0.234	(6.2)

[1]	Net revenue is defined as total revenues less reimbursable items (such as postage) that are recorded by TSYS as expense.
[2]	Adjusted segment EBITDA excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
[3]	Adjusted segment EBITDA margin is adjusted segment EBITDA divided by net revenue.

For the three and six months ended June 30, 2019, approximately 93.4% of net revenue was influenced by several factors, including volumes related to transactions and dollar sales volume. The remaining 6.6% of this segment’s net revenue was derived from value added services, chargebacks, managed services, investigation and risk and collection services performed.

The increase in net revenue and adjusted segment EBITDA for the three and six months ended June 30, 2019, as compared to the same periods in 2018, was driven by higher processing volumes, product fees and processing fees.

Consumer Solutions

The Consumer Solutions segment provides GPR prepaid cards, payroll cards, demand deposit accounts and other financial service solutions to the underbanked and other consumers and businesses in the United States. The segment’s products provide customers with access to depository accounts insured by the Federal Deposit Insurance Corporation (“FDIC”) with a menu of pricing and features specifically tailored to their needs. The Consumer Solutions segment has an extensive distribution and reload network including financial service centers and other retail locations throughout the United States, and is a program manager for FDIC-insured depository institutions that issue the products that the segment develops, promotes and distributes. The Consumer Solutions segment currently has active agreements with five issuing banks.

The Consumer Solutions segment markets its products through multiple distribution channels, including alternative financial service providers, traditional retailers, direct-to-consumer and online marketing programs, and contractual relationships with corporate employers. This segment has no major customers and one major third-party distributor for the three and six months ended June 30, 2019.

The Consumer Solutions segment’s revenues primarily consist of a portion of the service fees and interchange revenues received by the segment’s issuing banks and others in connection with the programs managed by this segment. Customers are charged fees for transactions including fees for PIN and signature-based purchase transactions made using their cards, for ATM withdrawals or other transactions conducted at ATMs, for balance inquiries, and monthly maintenance fees among others. Customers are also charged fees associated with additional features and services offered in connection with certain products including the use of courtesy overdraft protection, bill payment options, custom card designs and card-to-card transfers of funds initiated through call centers. The Consumer Solutions segment also earns revenues from a portion of the interchange fees remitted by merchants when customers make purchase transactions using their products. Subject to applicable law, interchange fees are fixed by card associations and network organizations.

Below is a summary of the Consumer Solutions segment:

	Three months ended			Six months ended
	June 30,			June 30,
(in thousands, except key indicators)	2019	2018	Percent Change	2019	2018	Percent Change
Net revenue[1]	$196,143	200,293	(2.1)%	$415,321	410,781	1.1%

Adjusted segment EBITDA[2]	$53,595	54,545	(1.7)	$117,288	108,212	8.4

Adjusted segment EBITDA margin[3]	27.3%	27.2%		28.2%	26.3%

Key indicators (in millions):
Gross dollar volume[4]	$8,659.8	8,336.2	3.9	$18,713.3	18,030.5	3.8
Number of active cards[5]				5.0	5.1	(2.1)
Number of active cards with direct deposit[6]				2.5	2.5	(2.6)
Percentage of active cards with direct deposit				49.3%	49.6%

[1]	Net revenue is defined as total revenues less reimbursable items (such as postage) that are recorded by TSYS as expense.
[2]	Adjusted segment EBITDA excludes acquisition intangible amortization and expenses associated with Corporate Administration and Other.
[3]	Adjusted segment EBITDA margin is adjusted segment EBITDA divided by net revenue.
[4]	Gross dollar volume represents the total dollar volume of debit transactions and cash withdrawals made using Consumer Solutions products.
[5]

Number of active cards represents the total number of cards that have had a PIN or signature-based purchase transaction, a point-of-sale load transaction or an ATM withdrawal within three months of the date of determination, adjusted to remove prepaid cards that consumers upgraded to a demand deposit account during the period.

[6]

Number of active cards with direct deposit represents the number of active cards that have had a direct deposit load within three months of the date of determination, adjusted to remove prepaid cards that consumers upgraded to a demand deposit account during the period.

For the three and six months ended June 30, 2019, 68.7% and 69.1%, respectively, of revenues were derived from service fees charged to customers and 31.3% and 30.9%, respectively, of revenues were derived from interchange and other revenues. Service fee revenues are driven by the number of active cards and in particular by the number of cards with direct deposit. Customers with direct deposit generally initiate more transactions and generate more revenues than those that do not take advantage of this feature. Interchange revenues are driven by gross dollar volume. Substantially all of the Consumer Solutions segment revenues were volume driven as they were driven by the active card and gross dollar volume indicators.

Net revenue for the three and six months ended June 30, 2019, compared to the same periods in 2018, decreased $4.2 million and increased $4.5 million, respectively. Service fee revenue decreased $7.8 million and $2.4 million, or 5.5% and 0.8% for the three months and six months ended June 30, 2019, respectively, compared to the same periods in 2018. The decrease in service fee revenue for the three and six months ended June 30, 2019, was driven by the removal of certain service fees on prepaid products effective April 1, 2019, upon the effective date of the Consumer Financial Protection Bureau’s (“CFPB”) 2016 prepaid rule. Revenues from interchange and other services for the three and six months ended June 30, 2019, increased $3.6 million and $6.9 million, or 6.3% and 5.7%, respectively, compared to the same periods last year. The increase in revenues from interchange and other services for the three and six months ended June 30, 2019, was driven by the increase in gross dollar volume.

On January 25, 2018, the CFPB announced that it had finalized updates to its 2016 prepaid rule. The CFPB’s 2016 prepaid rule put in place requirements for treatment of funds on lost or stolen cards, error resolution and investigation, upfront fee disclosures, access to account information, and overdraft features if offered in conjunction with prepaid accounts. The changes announced by the CFPB adjusted requirements for resolving errors on unregistered accounts, provided greater flexibility for credit cards linked to digital wallets, and extended the effective date of the rule by one year to April 1, 2019.

Operating Expenses

The Company’s operating expenses were $816.4 million and $1.6 billion for the three and six months ended June 30, 2019, respectively, compared to $798.9 million and $1.6 billion for the same periods in 2018. The Company’s operating expenses consist of cost of services and selling, general and administrative expenses. Cost of services describes the direct expenses incurred in performing a particular service for the Company’s customers, including the cost of reimbursable items and direct labor expense in putting the service in saleable condition. Selling, general and administrative expenses are incurred in selling or marketing and for the direction of the enterprise as a whole, including accounting, legal fees, sales, investor relations and mergers and acquisitions.

Operating expenses for the three and six months ended June 30, 2019 increased $17.5 million and $29.9 million, respectively, compared to the same periods last year. The increases primarily related to an increase in cost of services.

The Company’s cost of services were $630.8 million and $1.3 billion for the three and six months ended June 30, 2019, respectively, which were increases of 2.1% and 2.6%, respectively, compared to the same periods last year. The increase in cost of services for the three and six months ended June 30, 2019 is due to an increase in merchant referral fees and commissions, reimbursable expenses and salaries. The Company’s selling, general and administrative expenses were $185.6 million and $364.6 million for the three and six months ended June 30, 2019, respectively, an increase of 2.5% and a decrease of 0.5%, respectively, compared to the same periods last year. The increase in selling, general, and administrative costs for the three months ended June 30, 2019 is the result of expenses related to the merger with Global Payments partially offset by a decrease in amortization of acquisition intangibles. The decrease in selling, general, and administrative costs for the six months ended June 30, 2019 is the result of a decrease in amortization of acquisition intangibles.

The Company’s transaction and integration expenses related to mergers and acquisitions were $17.6 million and $21.6 million for the three and six months ended June 30, 2019, respectively. These expenses consist of costs related to mergers and acquisitions such as legal, accounting and professional fees, share-based compensation, as well as, personnel costs for severance and retention.

Operating Income

Operating income increased 5.0% and 11.4% for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018. The Company’s operating profit margin for the three and six months ended June 30, 2019, was 21.2% and 21.4%, respectively, compared to 20.7% and 19.9%, respectively, for the same periods last year. TSYS’ operating margin increased for the three and six months ended June 30, 2019, as compared to the same periods in 2018, due primarily to a decrease in amortization of acquisition intangibles.

Nonoperating Expenses, net

Nonoperating income (expense) consists of interest expense, interest income and gains and losses on currency translation and transactions. Net nonoperating expense decreased and increased for the three and six months ended June 30, 2019, respectively, compared to the same periods in 2018.

The following table provides a summary of nonoperating expenses, net:

	Three months ended			Six months ended
	June 30,			June 30,
(in thousands)	2019	2018	Percent Change	2019	2018	Percent Change
Interest expense[1]	$(44,244)	(42,643)	(3.8)%	$(88,241)	(80,042)	(10.2)%
Interest income	1,230	1,524	(19.2)	2,458	2,270	0.1
Currency translation and transaction gains (losses), net	850	535	59.0	(287)	107	nm
Other	4,748	(586)	nm	5,663	(1,147)	nm

Total	$(37,416)	(41,170)	9.1	$(80,407)	(78,812)	(2.0)

nm = not meaningful

[1]

Interest expense includes interest on Senior Notes of $32.9 million and $65.7 million for the three and six months ended June 30, 2019, respectively, and $30.6 million and $56.1 million, for the same periods in 2018.

Interest expense for the three and six months ended June 30, 2019, increased $1.6 million and $8.2 million, respectively, compared to the same periods in 2018. The increase in interest expense for the three and six months ended June 30, 2019 was primarily the result of the addition of $450 million of bonds in May 2018 as well as the expiration of lower interest rate borrowings in June 2018. Additionally, the increase in interest expense is attributable to higher interest rates associated with the 4.000% and 4.450% Senior Notes issued in May 2018 compared to the 2.375% Senior Notes that were paid off at maturity on June 1, 2018.

Occasionally, the Company will provide financing to its subsidiaries in the form of an intercompany loan, which is required to be repaid in U.S. dollars. For its subsidiaries whose functional currency is other than the U.S. dollar, the translated balance of the financing (liability) is adjusted upward or downward to match the U.S. dollar obligation (receivable) on the Company’s consolidated financial statements. The upward or downward adjustment is recorded as a gain or loss on foreign currency translation in the Company’s Consolidated Statements of Income.

The Company records foreign currency translation adjustments on foreign-denominated balance sheet accounts. The Company maintains several cash accounts denominated in foreign currencies. As the Company translates the foreign-denominated cash balances into U.S. dollars, the translated cash balance is adjusted upward or downward depending upon the foreign currency exchange movements. The upward or downward adjustment is recorded as a currency translation and transaction gain or loss on foreign currency translation in the Company’s Consolidated Statements of Income.

The balance of the Company’s foreign-denominated cash accounts subject to risk of translation gains or losses as of June 30, 2019, was approximately $28.4 million, the majority of which is denominated in U.S. dollars and Euros. The net asset account balance subject to foreign currency exchange rates between the local currencies and the U.S. dollar as of June 30, 2019 was $63.6 million.

Income Taxes

For a detailed discussion regarding income taxes, refer to Notes 1 and 14 in the Notes to Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K and Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Exhibit 99.3 to this Current Report on Form 8-K. See also Note 8 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8.

Below is a summary of income tax expense:

	Three months ended			Six months ended
	June 30,			June 30,
(in thousands)	2019	2018	Percent Change	2019	2018	Percent Change
Income tax expense	$31,128	37,415	(16.8)%	$61,027	55,549	9.9%
Effective income tax rate	17.1%	22.3%		16.9%	17.5%

The primary reason for the lower effective income tax rate for the three months ended June 30, 2019, as compared to the same period last year, is the favorable variance in discrete items related to an equity investment in a foreign entity. During the six months ended June 30, 2019, most of the favorable variances in discrete items related to FIN 48 and equity investment true-ups were offset by unfavorable variances related to excess tax benefits of share-based compensation.

In the normal course of business, TSYS is subject to examinations from various tax authorities. These examinations may alter the timing or amount of taxable income or deductions or the allocation of income among tax jurisdictions.

TSYS continually monitors and evaluates the potential impact of current events and circumstances on the estimates and assumptions used in the analysis of its income tax positions, and accordingly, TSYS’ effective tax rate may fluctuate in the future.

No provision for U.S. federal and state income taxes has been made in the Company’s current year consolidated financial statements for those non-U.S. subsidiaries whose earnings are considered to be permanently reinvested. The amount of undistributed earnings considered to be “reinvested” which may be subject to withholding tax upon distribution was approximately $123.8 million as of June 30, 2019. Although TSYS does not intend to repatriate these earnings, a distribution of these non-U.S. earnings in the form of dividends, or otherwise, may subject the Company to withholding taxes payable to some of the various non-U.S. jurisdictions.

Equity in Income of Equity Investments

Below is a summary of TSYS’ share of income from its interest in equity investments:

	Three months ended			Six months ended
	June 30,			June 30,
(in thousands)	2019	2018	Percent Change	2019	2018	Percent Change
Equity in income of equity investments, net of tax	$12,217	12,322	(0.9)%	$23,444	22,929	2.2%

The increase in equity income for the six months ended June 30, 2019, as compared to the same periods in 2018, is primarily the result of increased operating results associated with China UnionPay Data Services Co., LTD.

Net Income

The following table provides a summary of net income and EPS:

	Three months ended			Six months ended
	June 30,			June 30,
(in thousands, except per share data)	2019	2018	Percent Change	2019	2018	Percent Change
Net income	$162,760	142,435	14.3%	$324,367	285,537	13.6%
Net income attributable to noncontrolling interests	—	—	na	—	(1,261)	100.0

Net income attributable to TSYS common shareholders	$162,760	142,435	14.3	$324,367	284,276	14.1

Basic EPS attributable to TSYS common shareholders[1]	$0.92	0.78	17.7	$1.83	1.56	16.9

Diluted EPS attributable to TSYS common shareholders[1]	$0.91	0.78	17.5	$1.81	1.55	16.8

na = not applicable

[1]

Basic and diluted EPS is computed based on the two-class method in accordance with the guidance under GAAP. Refer to Note 9 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K for more information on EPS.

Non-GAAP Measures

Management evaluates the Company’s operating performance based upon net revenue, a constant currency basis, adjusted EBITDA, adjusted earnings, adjusted diluted EPS and free cash flow, which are all non-generally accepted accounting principles (“non-GAAP”) measures. TSYS also uses these non-GAAP financial measures to evaluate and assess TSYS’ financial performance against budget.

Although non-GAAP financial measures are often used to measure TSYS’ operating results and assess its financial performance, they are not necessarily comparable to similarly titled measures of other companies due to potential inconsistencies in the method of calculation.

TSYS believes that its provision of non-GAAP financial measures provides investors with important key financial performance indicators that are utilized by management to assess TSYS’ operating results, evaluate the business and make operational decisions on a prospective, going-forward basis. Hence, management provides disclosure of non-GAAP financial measures to give shareholders and potential investors an opportunity to see TSYS as viewed by management, to assess TSYS with some of the same tools that management utilizes internally and to be able to compare such information with prior periods. TSYS believes that inclusion of non-GAAP financial measures provides investors with additional information to help them better understand its financial statements just as management utilizes these non-GAAP financial measures to understand the business, manage budgets and allocate resources.

Although the Company excludes the amortization of purchased intangibles from these non-GAAP measures, management believes that it is important for investors to understand that such intangible assets were recorded as part of purchase accounting and contribute to revenue generation.

The following tables provide a reconciliation of GAAP to the Company’s non-GAAP financial measures:

Net Revenue
	Three months ended		Six months ended
	June 30,		June 30,
(in thousands)	2019	2018	2019	2018
Total revenues (GAAP)	$1,035,485	1,007,580	2,070,016	1,994,750
Less: reimbursable items	55,565	51,032	109,827	102,705

Net revenue (non-GAAP)	$979,920	956,548	1,960,189	1,892,045

Constant Currency Comparison
	Three months ended		Six months ended
(in thousands)	June 30,		June 30,
Consolidated	2019	2018	2019	2018
Total revenues (GAAP)	$1,035,485	1,007,580	2,070,016	1,994,750
Foreign currency impact[1]	6,839	—	15,107	—

Constant currency[2] (non-GAAP)	$1,042,324	1,007,580	2,085,123	1,994,750

Net revenue (non-GAAP)	$979,920	956,548	1,960,189	1,892,045
Foreign currency impact[1]	6,354	—	14,060	—

Constant currency[2] (non-GAAP)	$986,274	956,548	1,974,249	1,892,045

Operating income (GAAP)	$219,087	208,698	442,357	396,969
Foreign currency impact[1]	1,989	—	3,886	—

Constant currency[2] (non-GAAP)	$221,076	208,698	446,243	396,969

Issuer Solutions
Segment net revenue (GAAP)	$432,445	421,015	865,919	844,589
Foreign currency impact[1]	6,415	—	14,261	—

Constant currency[2] (non-GAAP)	$438,860	421,015	880,180	844,589

[1]	Reflects the impact of calculated changes in foreign currency rates from the comparable period.
[2]	Reflects current period results on a non-GAAP basis as if foreign currency rates did not change from the comparable prior year period.

Adjusted EBITDA
	Three months ended		Six months ended
	June 30,		June 30,
(in thousands)	2019	2018	2019	2018
Net income (GAAP) (a)	$162,760	142,435	324,367	285,537
Adjust for:
Less: Equity in income of equity investments	(12,217)	(12,322)	(23,444)	(22,929)
Add: Income tax expense	31,128	37,415	61,027	55,549
Add: Interest expense, net	43,014	41,119	85,783	77,772
Add: Depreciation and amortization	104,773	104,290	208,483	208,679
Add: Contract asset amortization	8,250	6,712	16,288	13,584
Add: Contract cost asset amortization	8,179	8,511	16,024	19,238
Less/Add: (Gain) loss on foreign currency translation and transaction (gains) losses	(850)	(535)	287	(107)
Add/Less: Other nonoperating (income) expenses	(4,748)	586	(5,663)	1,147
Add: Share-based compensation	11,500	14,229	22,214	20,524
Add: M&A and integration expenses[1]	17,150	2,581	20,860	16,949

Adjusted EBITDA (non-GAAP) (b)	$368,939	345,021	726,226	675,943

Total revenues (GAAP) (c)	$1,035,485	1,007,580	2,070,016	1,994,750

Net income margin on total revenues (GAAP) (a)/(c)	15.7%	14.1%	15.7%	14.3%

Net revenue (non-GAAP) (d)	$979,920	956,548	1,960,189	1,892,045

Adjusted EBITDA margin on net revenue (non-GAAP) (b)/(d)	37.6%	36.1%	37.0%	35.7%

[1]	Costs associated with mergers & acquisitions and integrations are included in selling, general and administrative expenses and nonoperating expenses.

Adjusted Earnings and Adjusted Diluted Earnings Per Share
	Three months ended		Six months ended
	June 30,		June 30,
(in thousands, except per share data)	2019	2018	2019	2018
Net income attributable to TSYS common shareholders (GAAP)	$162,760	142,435	324,367	284,276

Adjust for amounts attributable to TSYS common shareholders:
Add: Acquisition intangible amortization[1]	53,707	61,830	108,663	124,818
Add: Share-based compensation	11,500	14,228	22,214	20,522
Add: M&A and integration expenses[2]	17,150	2,581	20,860	16,949
Less: Tax impact of adjustments[3]	(18,431)	(17,278)	(33,972)	(35,182)

Adjusted earnings (non-GAAP)	$226,686	203,796	442,132	411,383

Diluted EPS - Net income attributable to TSYS common shareholders:
As reported (GAAP)	$0.91	0.78	1.81	1.55

Adjusted diluted EPS (non-GAAP)	$1.27	1.11	2.47	2.24

Weighted average diluted shares	178,514	183,575	179,198	183,456

[1]

The Company’s amortization of acquisition intangible assets is disclosed in to the Consolidated Financial Statements included in Exhibit 99.1 to this Current Report on Form 8-K(Note 7 Other Intangible Assets, Net and the amortization expense associated with acquisition technology intangibles in Note 8 Intangible Assets – Computer Software, Net).

[2]	Costs associated with mergers & acquisitions and integrations are included in selling, general and administrative expenses and nonoperating expenses.
[3]	Certain of these merger and acquisition costs are nondeductible for income tax purposes.

Free Cash Flow
	Six months ended
	June 30,
(in thousands)	2019	2018
Net cash provided by operating activities (GAAP)	$395,430	470,593
Capital expenditures	(116,870)	(87,758)

Free cash flow (non-GAAP)	$278,560	382,835

Financial Position, Liquidity and Capital Resources

Cash Flows

The Consolidated Statements of Cash Flows detail the Company’s cash flows from operating, investing and financing activities. TSYS’ primary method of funding its operations and growth has been cash generated from current operations. TSYS has occasionally used borrowed funds to supplement financing of capital expenditures and acquisitions.

As a result of the Merger Agreement with Global Payments discussed in Note 1 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K, the Company is precluded from additional share repurchases, new debt or equity financings, increasing its quarterly dividend, or entering into acquisitions or dispositions above certain thresholds, among other activities, without prior written consent from Global Payments.

Cash Flows From Operating Activities

	Six months ended
	June 30,
(in thousands)	2019	2018
Net income	$324,367	285,537
Depreciation and amortization	208,483	208,679
Provisions for cardholder losses	25,540	34,433
Amortization of operating lease right-of-use assets	25,555	—
Share-based compensation	22,214	20,524
Deferred income tax expense	21,258	18,657
Provisions for bad debt expenses and billing adjustments	5,587	5,170
Amortization of debt issuance costs	2,652	2,362
Charges for transaction processing provisions	1,319	3,177
Equity in income of equity investments	(23,444)	(22,929)
Other noncash items and charges, net	(5,153)	1,299
Net change in current and other assets and current and other liabilities	(212,948)	(86,316)

Net cash provided by operating activities	$395,430	470,593

TSYS’ main source of funds is derived from operating activities, specifically net income. The amortization of operating lease right-of-use assets relates to the Company’s adoption of ASC 842, Leases, as of January 1, 2019. See further discussion in Notes 1 and 4 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K. Net change in current and other assets includes accounts receivable, contract assets and contract liabilities, contract cost assets, prepaid expenses, other current assets and other long-term assets. Net change in current and other liabilities includes accounts payable, accrued salaries and employee benefits, other current liabilities and other long-term liabilities. The change in accounts receivable as of June 30, 2019, as compared to June 30, 2018, is the result of timing of payments by clients. The change in accounts payable and other liabilities for the same period is the result of the timing of payments of vendor invoices. The change in accrued salaries and employee benefits is due primarily to changes in incentive bonuses and benefits paid in the first six months ended June 30, 2019 compared to the same period in 2018.

Cash Flows From Investing Activities

	Six months ended
	June 30,
(in thousands)	2019	2018
Additions to licensed computer software from vendors	$(61,209)	(19,216)
Purchases of property and equipment	(30,844)	(48,608)
Additions to internally developed computer software	(24,817)	(19,934)
Cash used in acquisitions, net of cash acquired	—	(1,051,629)
Other investing activities	(2,700)	(4,119)

Net cash used in investing activities	$(119,570)	(1,143,506)

The primary uses of cash for investing activities in 2019 were for the purchase of licensed computer software, purchases of property and equipment and internal development of computer software. The primary uses of cash for investing activities in 2018 were for acquisitions, purchases of property and equipment, internal development of computer software and the purchase of licensed computer software.

Cash Flows From Financing Activities

	Six months ended
	June 30,
(in thousands)	2019	2018
Proceeds from borrowings of long-term debt	$450,000	3,477,000
Proceeds from exercise of stock options	6,911	29,289
Repurchase of common stock under plans and tax withholding	(400,023)	(82)
Principal payments on long-term borrowings, finance lease obligations and license agreements	(299,499)	(2,626,534)
Dividends paid on common stock	(46,534)	(47,190)
Purchase of noncontrolling interest	—	(126,000)
Debt issuance costs	—	(15,979)
Subsidiary dividends paid to noncontrolling shareholders	—	(3,778)

Net cash (used in) provided by financing activities	$(289,145)	686,726

The main uses of cash for financing activities in 2019 were repurchase of common stock, principal payments on long-term borrowings, finance lease obligations and license agreements and the payment of dividends. The main sources of cash provided by financing activities in 2019 were the proceeds from borrowing of long-term debt and exercises of stock options. The main uses of cash for financing activities in 2018 were the purchase of the remaining fifteen percent interest in Central Payment Co., LLC (“CPAY”), principal payments on long-term borrowings, finance lease obligations and license agreements, and the payment of dividends. The main sources of cash provided by financing activities in 2018 were the proceeds from borrowing of long-term debt and exercises of stock options.

Refer to Note 5 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K for more information on borrowings.

Dividends

Dividends on common stock of $46.5 million and $47.2 million were paid during the six months ended June 30, 2019 and 2018, respectively. For the six months ended June 30, 2019 and 2018, the Company paid dividends of $0.26 per share.

Stock Repurchase

For a detailed discussion regarding the Company’s stock repurchase plan, see Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Exhibit 99.3 to this Current Report on Form 8-K.

In January 2019, the Company entered into an accelerated share repurchase (“ASR”) agreement with a third-party financial institution to repurchase $400 million of the Company’s common stock. Under the ASR agreement, the Company paid a specified amount to the financial institution and received an initial delivery of shares. This initial delivery of shares represents approximately 83% of the estimated shares delivered under the agreement by repurchasing $400 million of the Company’s common stock divided by the Trade Date closing price. Upon settlement of the ASR agreement, the financial institution delivered additional shares, with the final number of shares delivered determined with reference to the volume-weighted average price of the Company’s common stock over the term of the agreement, less an agreed-upon discount. The transactions are accounted for as equity transactions and are included in Treasury Stock when the shares are received, at which time there is an immediate reduction in the weighted-average common shares calculation for basic and diluted earnings per share.

In February 2019, the Company received an initial delivery of 3.7 million shares. The transaction was completed in March 2019, at which time the Company received an additional 638,414 shares.

Foreign Operations

TSYS operates internationally and is subject to adverse movements in foreign currency exchange rates. On June 23, 2016, the United Kingdom (“U.K.”) held a referendum in which voters approved an exit from the European Union (“E.U.”), commonly referred to as “Brexit.” The U.K. is currently considering the terms of its expected exit from the E.U. which is now scheduled to occur no later than October 31, 2019.

This date represents an extension of the original date of March 29, 2019 and was jointly agreed to between the U.K. and the E.U. in April 2019. The extension is expected to only be as long as necessary and in any event no later than October 31, 2019 to allow for the ratification of the withdrawal agreement which was negotiated between the U.K. and the E.U.

TSYS continues to monitor Brexit and its potential impact across key areas including service continuity, contracts, regulatory (including data privacy), the economy and freedom of movement of people. Uncertainty over the terms of the withdrawal of the U.K. from the E.U. may create global economic uncertainty, and have unknown social and geopolitical impact, which may adversely affect the Company’s business, results of operations and financial condition, as well as potentially affecting TSYS’ relationships with its existing and future customers, vendors and employees.

Additionally, the U.K. may be required to negotiate new terms of trade with various jurisdictions which could be disruptive and adversely affect TSYS’ tax benefits or liabilities in those jurisdictions. TSYS has not entered into foreign exchange forward contracts to reduce its exposure to foreign currency rate changes. TSYS continues to analyze potential hedging instruments to safeguard it from significant foreign currency translation risks.

TSYS maintains operating cash accounts outside the United States. Refer to Note 2 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K for more information on cash and cash equivalents. TSYS has adopted the permanent reinvestment exception under GAAP with respect to future earnings of certain foreign subsidiaries. While some of the foreign cash is available to repay intercompany financing arrangements, some remaining amounts may not be presently available to fund domestic operations and obligations without paying withholding taxes upon its repatriation. Demand on the Company’s cash has increased as a result of its strategic initiatives. TSYS funds these initiatives through a balance of internally generated cash, external sources of capital and, when advantageous, access to foreign cash in a tax efficient manner. Where local regulations limit an efficient intercompany transfer of amounts held outside of the U.S., TSYS will continue to utilize these funds for local liquidity needs. Under current law, balances available to be repatriated to the U.S. may be subject to foreign withholding taxes. Pursuant to the Tax Cuts and Jobs Act of 2017 (“Tax Act”), TSYS has not provided for the U.S. federal tax liability on these amounts for financial statement purposes. TSYS utilizes a variety of tax planning and financing strategies with the objective of having its worldwide cash available in the locations where it is needed.

Impact of Inflation

Although the impact of inflation on its operations cannot be precisely determined, the Company believes that by controlling its operating expenses, and by taking advantage of more efficient computer hardware and software, it can minimize the impact of inflation.

Working Capital

TSYS may seek additional external sources of capital in the future. The form of any such financing will vary depending upon prevailing market and other conditions and may include short-term or long-term borrowings from financial institutions or the issuance of additional equity and/or debt securities such as industrial revenue bonds. However, there can be no assurance that funds will be available on terms acceptable to TSYS. Management expects that TSYS will continue to be able to fund a significant portion of its capital expenditure needs through internally generated cash in the future, as evidenced by TSYS’ current ratio of 2.5:1. As of June 30, 2019, TSYS had working capital of $738.5 million compared to working capital of $625.2 million as of December 31, 2018.

Legal Proceedings

Refer to Note 15 of the Company’s audited financial statements included in Exhibit 99.1 to this Current Report on Form 8-K, for a discussion regarding commitments and contingencies including legal proceedings. Also, for more information regarding the Company’s legal proceedings, refer to Note 6 in the Notes to Unaudited Consolidated Financial Statements included in Exhibit 99.2 to this Current Report on Form 8-K.